UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 12, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q3 Results Presentation

Item 1

Mr. Stefan Borgas | President & CEO November 12 , 2015 Q 3 2015 Results

 Important Legal Notes The information delivered or to be delivered to you does not constitute an offer or a recommendation to do any transaction in Israel Chemicals Ltd . (ICL) securities . Certain statements in this presentation and other oral and written statements made by ICL from time to time, are forward - looking statements, including, but not limited to, those that discuss strategies, goals, financial outlook or other non - historical matters . These forward - looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including, among others, the following : loss or impairment of business licenses or mining permits or concessions ; natural disasters ; accidents or disruptions at our facilities or seaports ; labor disputes ; currency rate or financial market fluctuations ; rising interest rates ; general market, political or economic conditions in the countries in which we operate ; price fluctuations for products or raw materials ; changes to laws or regulations (including environmental protection and safety and tax laws or regulations ) or changes in their application ; the difference between actual reserves and our reserve estimates ; failure to realize or delays in realizing expected benefits from acquisitions ; cyclicality of our businesses, especially in the agricultural markets ; litigation , arbitration and regulatory proceedings ; and war or acts of terror . We caution you that the above list of important factors is not comprehensive . We refer you to filings that we have made and shall make with the TASE and the U . S . SEC, including under “Risk Factors” in our annual report on Form 20 - F . They may discuss new or different factors that may cause actual results to differ materially from this information . Forward - looking statements and projections are given only as of the date of this communication, and we disclaim any obligation to update or revise them, whether as a result of new information, future events or otherwise, except as required by law . Market data and certain industry data used in this communication were obtained from internal estimates and studies, where appropriate, as well as market research and publicly available information . The information they include has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure you that such data is accurate or complete . Readers and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information .

 Highlights & Financial Results $ millions Q 3 15 Q 3 14 % change Q 2 15 % change Revenues 1 , 379 1 , 560 (11.6)% 1 , 196 15.3 % Operating income 197 262 (24.8)% 107 84.1 % Adjusted operating income 242 262 (7.6)% 251 (3.6)% Net income 121 179 (32.4)% 75 61.3 % Adjusted net income 154 179 (14.0)% 177 (13.0)% ▪ Weak potash sales volumes and prices were partially offset by overall lower costs and higher bromine and phosphates prices ▪ Efficiency plans are now in full force and positive results are evident throughout the company ▪ Continued strategic progress – formation of the phosphate JV in China completed , accelerated transformation of ICL UK from potash to Polysulphate

Business Environment & Major Developments

ICL Fertilizers

$ million	Q3 2015	Q3 2014
Sales	745	851
Adj. O/I	173	168

- Continued potash market **headwinds**. Expected short term **uncertainty triggered reactions by several suppliers**
- Continued **cost reduction in ICL's potash and phosphate operations** helped to offset lower volumes and prices
- Potash production at ICL Dead Sea will be fully ramped up to **3.9 million tonnes** by year-end
- ICL Specialty Fertilizers: continued **competitive pressure** and **macroeconomic headwinds**

ICL Industrial Products

$ million	Q3 2015	Q3 2014
Sales	282	328
Adj. O/I	36	36

- **Improved bromine and derivative pricing** in Asia helped to compensate weaker volumes
- **Full production ramp up** to targeted levels achieved at the end of Q3
- **Market-related volume weakness** especially in FRs expected to continue in Q4 2015 and stabilize in 2016. **Prices** expected to slightly increase
- Strong Clear Brine Fluid sales
- **Increased demand for FR122P**
- First deployment of **bromine based energy storage battery**

ICL Performance Products

$ million	Q3 2015	Q3 2014
Sales	419	451
Adj. O/I	59	66

- Lower Advanced Additives sales due to competitive pressure partially compensated by **strong fire safety sales** in North America
- Food Specialties: macroeconomic headwinds compensated by **successful execution of whey protein sales synergies**
- ICL Food Specialties **continues implementing its strategy** to meet consumer demand for healthier food with higher protein content
- All non-core activities divested

Where needs take us

4

Polysulphate TM : The Future of ICL - UK 5 Moving from high - cost potash to low - cost Polysulphate TM operations 0 200 400 600 800 1,000 1,200 2014 2020 Polysulphate TM production plan K Tonnes □ “Economic” potash reserves at ICL - UK are running out □ ICL plans to transition to a pure Polysulphate operation by year - end 2018 □ Expected production of 1 million tonnes by 2020 . Further increase afterwards □ Low CAPEX (~ £ 40 million) using existing infrastructure □ Additional ~ £ 40 million for granulation facility under consideration □ Transition will result in lower costs and higher operating margins for ICL - UK □ Three - year accelerated depreciation of potash facilities Improving cash contribution at ICL UK □ Operating income expected to double by 2020 vs. 2015 □ Operating margins expected to increase to over 30 % by 2020 □ Immediate restructuring expected to contribute $ 30 million annually, starting from 2 H 2016

Polysulphate™: Solid Market Potential


~36%
Mg+Ca
~50%
S
~14%
K

***Readily available* new natural fertilizer** *in the market containing four nutrients: Sulphur, Potassium, Magnesium and Calcium – a substitute for some fertilizers*

- **Over 200 million tonnes resources in the ICL UK potash mine**
- **Low production cost allows attractive economics for farmers**
- **Environmentally friendly, no chemical processing or waste products, suitable for chloride sensitive crops and for organic agriculture**
- **Polysulphate addresses new market niches and replaces more costly existing products**
- **2020 production and sales target – 1 million tonnes. Long term potential up to 3 million tonnes**

Where needs take us
6

ICL's Potash Sub - Segment P roduction Moderately I ncreasing while Adding Specialty Products 7 Potential gradual increase of production capability excluding ICL UK 5.15 5.9 7.3 0.12 1 2 0.5 0 2 4 6 8 10 12 14 2014A 2020E 2025E Million tonnes Potash Polysulphate SOP Incremental potash production – short term & brownfield potash Project Production ( Mt ) Comments ICL Iberia 0.3 1 st stage brownfield expansion ICL Dead Sea 0.4 ICL UK (0.7) Beginning 2019 Polysulphate TM 1.0 By 2020 Incremental potash production – long term Project Production (Mt) Comments ICL Iberia 1.0 2 nd stage brownfield expansion ICL Ethiopia - potash 1.0 - 1.5 Subject to detailed engineering planning and board approval ICL Ethiopia - SOP 0.5 Source: Industry publications, ICL estimates ~ Sales growth will be supported by development of new markets in India and East Africa

ICL to Become a Leading Player in China’s Phosphate Sector 8 x JV includes upstream mining , bulk fertilizers and downstream specialty businesses x R&D platform : 11 projects in Food, Engineered Materials, Agro and process improvement . Additional projects by year - end x A key milestone in our strategy : I. increasing phosphate platform by more than 50% , securing long - term resources II. expanding phosphate end - to - end business model with a focus on Asia III. transforming into the world’s leading specialty phosphate player IV. improving cost competitiveness of our phosphate network The JV in Numbers ~$ 180 M in the JV Investment ~RMB 2 , 900 (~$ 450 M) in year 1 to ~RMB 3 , 900 (~$ 600 M) in year 5 Revenues Break even to low single digits in year 1 to low teens in year 5 Operating Income Margins About $ 340 million spread over 5 years Additional CAPEX Change Total ICL* JV Production capability 63% 6.5 mt 2.5 mt Phosphate Rock 45% 2.7 mt 850 kt Commodity Fertilizers 15% 895 kt 115 kt Specialty Fertilizers 117% 1.3 mt 700 kt Phosphoric Acid 26% 290 kt 60 kt Purified Phosphoric Acid 64% 410 kt 160 kt - Incl. Expansion Plans Formation of phosphate JV with Yunnan Yuntianhua completed: * Including 100 % of the JV’s production capability

9 Improving Bromine and Bromine Compounds Margins While Maintaining Historical Market Share □ Elemental bromine market prices in China have increased □ Bromine compound prices increased by about 15 % especially in Asia □ Price increase will expand to other markets as well, subject to contract timing □ Cost reduction initiatives taken this year are expected to generate about $ 23 million in annual savings in 2016 □ R&D pipeline encapsulates potential for growth of bromine demand Bromine price in China (RMB/MT )

Financial Results Mr. Kobi Altman Executive VP & CFO

1 , 560 1 , 379 17 65 84 75 74 30  Q 3 2015 Results Q 3 2015 Sales Q 3 2015 Adjusted o perating income Numbers may not add up due to rounding $ millions Q 3 15 Q 3 14 % change Q 2 15 % change Revenues 1 , 379 1 , 560 (11.6)% 1 , 196 15.3 % Operating income 197 262 (24.8)% 107 84.1 % Adjusted operating income 242 262 (7.6)% 251 (3.6)% Net income 121 179 (32.4)% 75 61.3 % Adjusted net income 154 179 (14.0)% 177 (13.0)% Cash flow from operations 122 295 (58.6)% 325 (62.5)% External Potash sales (thousand tonnes ) 1 , 126 1 , 234 (8.8)% 650 73.2% 262 242 7 25 25 16 11

 Potash Bridge Analysis Sales ($M) Adjusted Operating income* ($M) Numbers may not add up due to rounding 450 387 7 18 38 131 135 7 21 17 7 * Excluding the following one - time items : claim provision of $ 3 million, electricity system management provision for prior periods of $ 5 million , 2014 Royalties arbitration provision of $ 5 million and strike related expense of $ 8 million.

Reduced Average Cost Per Tonne - Potash 13 * Calculation based on adjusted full costs, including COGS, royalties, depreciation, freight and transportation, G&A, S&M. ▪ Increased production at our Dead Sea and UK facilities ▪ Labor cost reduction and increased operating efficiency ▪ Depreciation of euro, shekel and pound vs. USD ▪ Reduced shipping costs ▪ Reduced energy costs Lower cost is achieved through: Potash – realized full cost per tonne sold*

 Specialty and Phosphate Fertilizers Sales ($M) Adjusted Operating income* ($M) Numbers may not add up due to rounding 424 380 16 38 22 * Excluding the following one - time items : fire impact of $ 9 million, income from insurance claim due to the Rotem fire of $ 7 million and electricity system management provision for prior periods of $ 6 million. 37 39 16 5 5 4

Reduced Cost for Phosphate Rock, Phosphoric Acid, and Phosphate Fertilizers 15 Cost reduction initiatives are bearing fruits Green phosphoric Acid Cost $/ tonne FOB GTSP Cost $/ tonne FOB White phosphoric Acid Cost  $/ tonne FOB Phosphate Rock Cost $/ tonne FOB

 Industrial Products Sales ($M) Adjusted Operating income* ($M) Numbers may not add due to rounding 328 282 9 25 19 11 36 36 2 9 11 * Excluding the following one - time items : legal claim provision of $ 2 million and strike related expenses of $ 6 million.

 Performance Products Sales ($M) Operating income ($M) Numbers may not add due to rounding 451 419 16 63 84 22 5 66 59 2 10 11 5 3

Thank You

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 12, 2015